

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Yitzchok Gurary
President, Chief Executive Officer
Romantique Ltd.
64 West 48th Street, Suite 1107
New York, New York 10036

    Re: Romantique Ltd.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed July 5, 2013
               File No. 333-187917

Dear Mr. Gurary:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated July 1, 2013. We further note that the registration statement appears to cover the sale of common shares that are being offered by affiliates in relatively large amounts as compared to the number of outstanding shares held by non-affiliates. Generally, we view such resale transactions by affiliates as offerings "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. Please revise your registration statement to state that the offered shares will be sold at the stated fixed price for the duration of the offering. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

Prospectus Cover Page

2. We note your response to comment 2 in our letter dated July 1, 2013. It appears that you have not revised the cover page as requested, and in the prospectus you refer to your securities being traded on an over-the-counter market "such as" the OTC-BB, OTC-QX or OTC-QB markets (emphasis added). In the event you maintain in your response to comment 1 above that this offering is a secondary offering, please revise the disclosure to state that the securities will be sold at a fixed price until your shares are listed on an exchange or quoted on the OTC-BB, OTC-QX or OTC-QB markets. In the event you agree in your response to comment 1 above that this offering is not a secondary offering and the offered shares will be sold at a fixed price for the duration of the offering, please delete all such language accordingly.

Financial Statements, page F-1

3. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Signatures

4. Please revise the second signature block to indicate, if true, that Mr.Y. Gurary also is signing in his individual capacity as the principal accounting officer of the company. Please refer to the Instructions to Signatures of Form S-1.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director